# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MapLight Therapeutics, Inc., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001900201
Persons authorized to receive notices and communications: Robert Brown, c/o Catalyst4, Inc., 555 Bryant Street #376, Palo Alto, California (CA), 94301, (650) 812-2614; Kenneth A, Clark, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California (CA), 94304, 650-493-9300

## Reporting persons
- Catalyst4, Inc. (CIK 0001900201): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 19,697,464; shared voting power 0; sole dispositive power 19,697,464; shared dispositive power 0; aggregate amount beneficially owned 19,697,464 (45.1% of the class)
- Robert Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,697,464; sole dispositive power 0; shared dispositive power 19,697,464; aggregate amount beneficially owned 19,697,464 (45.1% of the class)
- Ekemini Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,697,464; sole dispositive power 0; shared dispositive power 19,697,464; aggregate amount beneficially owned 19,697,464 (45.1% of the class)
- Mark Vorsatz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,697,464; sole dispositive power 0; shared dispositive power 19,697,464; aggregate amount beneficially owned 19,697,464 (45.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MapLight Therapeutics, Inc.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Catalyst4, Inc. ("Catalyst"), Robert Brown ("Brown"), Ekemini Riley ("Riley") and Mark Vorsatz ("Vorsatz"). The foregoing individuals are collectively referred to as the "Catalyst Directors" and, together with Catalyst, the "Reporting Persons." The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Securities Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is 555 Bryant Street #376, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of Catalyst is to foster, support and conduct activities to improve the environment and global health. Brown, Riley and Vorsatz are directors of Catalyst.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Brown, Riley and Vorsatz are citizens of the United States. Catalyst is a non-profit corporation formed under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the Issuer's initial public offering (the "IPO"), Catalyst purchased an aggregate of 2,500,000 shares of Series A Preferred Stock, 7,473,422 shares of Series A-1 Preferred Stock, 21,231,313 shares of Series B Preferred Stock, 4,622,496 shares of Series B-1 Preferred Stock, 91,472,785 shares of Series C Preferred Stock and 112,205,704 shares of Series D Preferred Stock for an aggregate purchase price of $294,045,616.33. On October 3, 2025, the Issuer effected a 1- for-16.8 reverse stock split of its common stock. On October 28, 2025 and in connection with the closing of the IPO, the shares of preferred stock held by Catalyst automatically converted into an aggregate of 14,256,288 shares of common stock on a 1-for-16.8 basis. On October 28, 2025, Catalyst purchased an additional 5,441,176 shares of common stock from the underwriters of the IPO at $17.00 per share, the IPO price, for an aggregate purchase price of $92,499,992. The source of funds used for such investments was the working capital of Catalyst.

## Item 4. Purpose of Transaction
Purpose of transaction:
Catalyst has acquired the Issuer's common stock owned by it for investment purposes. Subject to the factors discussed below, Catalyst may purchase additional shares of the Issuer's common stock, or rights to purchase shares of the Issuer's common stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. Catalyst intends to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer's business and prospects, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, other investment and business opportunities available to Catalyst's general investment and trading policies, market conditions, or other factors. Based on these factors, Catalyst may decide to change its current intention to purchase additional securities of the Issuer and may determine to sell all or part of its investment in the Issuer.

Other than as indicated above, Catalyst has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). Catalyst does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 43,641,422 shares of common stock outstanding immediately following the Issuer's initial public offering and concurrent private placement, which assumes the exercise in full of the underwriters' option to purchase additional shares, of which 2,727,511 shares are non-voting common stock, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on October 27, 2025. The percentage ownership of voting common stock of the Reporting Persons is 48.1%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference. All of the shares of common stock held by the Reporting Persons are shares of voting common stock.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of all of the Issuer's pre-IPO capital stock, including Catalyst4, and each of the Issuer's directors and executive officers, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, Catalyst4 is not permitted, with limited exceptions, for a period of 180 days from October 26, 2025, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Leerink Partners LLC. The foregoing description of the Lock-up Agreements is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Investors' Rights Agreement

On July 18, 2025, the Issuer, Catalyst4 and certain other parties entered into an amended and restated investors' rights agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides Catalyst4 and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of common stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of common stock for its own account or for the account of other holders of its securities, Catalyst4 and certain other parties are entitled to include their shares in the registration, subject to certain limitations. The registration rights will terminate on the earlier to occur of (a) the closing of certain liquidation events, or (b) such date after the closing of the IPO, as to any stockholder, all Registrable Securities (as defined in the Investors' Rights Agreement) held or entitled to be held upon conversion by such stockholder may immediately be sold under Rule 144 during any ninety (90) day period. The Investors' Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Catalyst4 and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Catalyst4 is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations. The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-290400), filed with the SEC on October 6, 2025).

Exhibit 99.3 Amended and Restated Investors' Rights Agreement, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-290400), filed with the SEC on October 6, 2025).

## Signatures
- Catalyst4, Inc.: /s/ Robert Brown, Robert Brown, President (11/20/2025)
- Robert Brown: /s/ Robert Brown, Robert Brown (11/20/2025)
- Ekemini Riley: /s/ Ekemini Riley, Ekemini Riley (11/20/2025)
- Mark Vorsatz: /s/ Mark Vorsatz, Mark Vorsatz (11/20/2025)